Exhibit 99.1

Vermilion Energy Inc. Announces $0.20 CDN Cash Dividend for December 16, 2013 Payment Date

CALGARY, Nov. 15, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) is pleased to announce a cash dividend of $0.20 CDN per share payable on December 16, 2013 to all shareholders of record on November 29, 2013. The ex-dividend date for this payment is November 27, 2013. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

As previously announced, Vermilion's Board of Directors has approved a 7.5% increase in the monthly cash dividend to $0.215 CDN per share from the current level of $0.20 CDN per share. The increase is expected to become effective for the January 2014 dividend payable on February 17, 2014(1).  This marks the third increase to our monthly dividend (previously our distribution during our income trust era), and our second annual increase.

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of approximately 5% along with providing reliable and growing dividends to investors. Vermilion is targeting growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion pays a monthly dividend of Canadian $0.20 per share, which provides a current yield in excess of 4%. Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all stakeholders, featuring an 18-year history of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

(1) In accordance with applicable corporate law requirements (including solvency tests), formal declaration and payment of the January 2014 dividend remains subject to final Board of Director approval prior to its declaration on January 15, 2014.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Dean Morrison, CFA
Director, Investor Relations
Suite 3500, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3
Phone: (403) 269-4884
Fax: (403) 476-8100
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:00e 15-NOV-13